                                                                    Exhibit 99.1

                               COMPUTER SOFTWARE
                             DISTRIBUTION AGREEMENT


This Agreement is made and is effective as of the 3rd day of September 1998, by and between Navarre Corporation ("Navarre") of 7400 49th Avenue North, New Hope, Minnesota, 55428 and Sonic Foundry of 754 Williamson Street, Madison, WI 53703 ("Vendor")

                      The Parties have agreed as follows:

1.      DEFINITIONS

1.1 The term "Product(s) shall mean all computer software and hardware, and related products manufactured or marketed by Vendor during the term of this Agreement.

1.2 the term "Dealer(s)" shall mean any third party or entity to which Navarre markets any Products for remarketing.

2.      GRANT OF MARKETING RIGHTS

2.1 Vendor grants to Navarre and Navarre accepts from Vendor the right to purchase Products and to market and distribute Products to Customers in the United States and Canada, unless other territories are approved in writing. This grant is non-exclusive unless otherwise agreed to by the parties.

3.      TERM

3.1 The initial term of this Agreement shall be for a period of one (1) year, unless sooner terminated as provided by this Agreement.

3.2 After the initial term, this Agreement shall be automatically renewed for successive one (1) year periods, unless either party gives the other written notice at least ninety (90) days prior to the expiration of the then current contract period that it does not desire that the Agreement continue. If such notice is given, the Agreement shall terminate at the end of the then current term.

4.      ORDERS AND SHIPMENT AND DELIVERY OF PRODUCTS

4.1 Navarre shall issue orders in writing (which includes facsimile transmission.)

4.2 Vendor shall deliver all products ordered by Navarre within the time agreed to.

4.3     All Products shall be shipped freight paid by Vendor, F.O.B.
        destination.

4.4 Navarre may cancel all or part of any order prior to the date of shipment.

4.5     Navarre shall have the option to accept or reject any partial shipments.

4.6 A packing list showing Navarre's purchase order number, quantity ordered, quantity shipped and a detailed identification of the Products must accompany all shipments.

4.7 All Products shall bear a UPC part code (sell code), and all shipping cartons shall contain a UPC shipping code (ship unit) [UPC number and bar code.] The UPC numbers and codes on Products and shipping cartons shall conform to the Uniform Code Council, National Office Products Association and Retail Industry Standards.

4.8 Navarre has the right to charge back to Vendor costs incurred by Navarre or its Customers due to missing, defective or inaccurate UPC codes.

5.      PURCHASE PRICE

5.1 Vendor represents and warrants that the price, discounts, payment terms and return provisions set forth with respect to any Product shall never be less favorable to Navarre than those made available by Vendor to any other purchasers of such Product in the markets that Navarre sell to. Vendor agrees that if such a sale occurs, Vendor will sell the Product to Navarre at the same terms and reimburse Navarre retroactively from the date of such sale for the difference.

5.2 Navarre has the option to add any or all future products manufactured or marketed by Vendor. The Navarre price and the suggested retail price for any new release may only be increased by sixty (60) days advance written notice given by Vendor to Navarre.

5.3 Any announced or published price decrease by Vendor shall apply to Navarre orders shipped on or after the date the price decrease was announced or published. In addition, Vendor shall credit to Navarre an amount equal to the difference between the old cost to Navarre for a Product and the new cost, times the total number of units of the Product held in Navarre's inventory, defined as current on hand inventory, units sold within five (5) working days of price protection notification, and in-transit returns. A similar credit shall be made available for all affected Product held by Navarre's Customers at the time of a price decrease. Vendor shall cooperate with Navarre to implement the credit for Dealer stocks of Product affected by a price decrease.

6.      PAYMENT

6.1 On or after the date of shipment, Vendor shall invoice Navarre for the purchase of Product.

                                Purchase Orders
                                ---------------
                            Net 90 for opening order
                            Net 60 all other orders

7.      STOCK BALANCING, RETURNS, PRODUCT RECALLS AND CREDITS

7.1 All defective inventory, either identified upon receipt from Vendor, or determined to be defective when returned from Navarre's customers, will be reported to Vendor. Vendor shall advise Navarre regarding the disposition of defective inventory within twenty-one (21) days of return request. Otherwise, the defective inventory will be detroyed. Vendor shall bear all the returned expenses regarding the destruction or other disposition of defective inventory and will issue and immediate credit to Navarre for the purchase price plus all return freight charges for defective product.

7.2 Navarre may return for full credit up to 100% of all inventory received from Vendor. Upon receipt of return authorization request, Vendor shall provide a Return Authorization within seven (7) days of notice. Upon receipt of such Product, Vendor shall credit Navarre's account with the amount originally paid for the Product. Items delisted by Vendor (discontinued and/or version changes) must be communicated in writing to Navarre. Delisted items will be available for return with immediate and full credit for a period no less than two hundred seventy (270) days.

7.3 Credits for products returns, advertising allowances or other credits provided for by this Agreement will be handled by the issuance of charge backs by Navarre, and the issuance of a credit memo by Vendor.

8.      WARRANTIES, EXCLUSION OF CONSEQUENTIAL DAMAGES

8.1 Except as provided in Sections 7, 8 and 9 hereof, neither party shall, under any circumstances, be liable to the other for consequential, incidental, indirect or special damages arising out of or related to this Agreement or the transactions contemplated herein, even if such party has been appraised of the likelihood of such damages occurring.

9.      INDEMNIFICATION

9.1 Vendor shall be solely responsible for the design, development, supply production and performance of the Products. Vendor agrees to indemnify and hold Navarre harmless from and against any claim, loss, damage, expense or liability (including legal fees and costs) that may result, in whole or in part, from:

        A. Any infringement, or any claim of infringement of any patent, trademark, copyright, trade secret or other proprietary right with respect to the Products.

        B. Any warranty or product liability claim with respect to the Products or any breach by Vendor of this Agreement.

        C. Vendor represents and warrants that it has and will maintain during the term of this Agreement sufficient insurance coverage, to enable it to meet its obligations under this section.

10.     ADVERTISING

10.1 Navarre shall have the right to utilize Vendor's trade name and any trademarks and service marks associated with the Products to identify the origin of the Products in advertising and promotional materials. With respect to Products made by a third party, Vendor shall ensure that Navarre has the right to use the third party's trademarks and service marks associated with the Products in Navarre's advertising and promotional materials.

10.2 Vendor shall support Navarre and Navarre's Customers with advertising, marketing and promotional activities. As a part of these activities, Vendor shall implement reasonable cooperative advertising and market development programs that Navarre and its Customers can participate in.

10.3 Vendor agrees that it will provide support to Navarre for its advertising, marketing and promotional activities. This support can be in the form of ad production assistance, catalog direct mail programs, shows, advertising in regional or national trade and/or consumer publications, and sales training days. Vendor's prior approval on a case-by-case basis. Upon approval from Vendor, Navarre will deduct for each vendors invoices or amount equal to approved amount.

10.4 All cooperative advertising and market development funds (MDF) charges for product ordered through Navarre must be authorized in writing prior to placement. No verbal commitments will be accepted. In the event that such Cooperative Advertising and/or Market Development Fund expenditure would cause Navarre's account to move to a debit balance, Navarre reserves the right to require Vendor to pay for these expenditures in advance. Claims for advertising and market development expenditure will be made by charge backs to the Vendor, and Vendor will issue a credit memo for these costs.

11.  TERMINATION

11.1 Either party may terminate this Agreement not less than sixty (60) days after written notice in the event of a material breach by the other party, and the failure of such other party to cure such breach within thirty (30) days of such notification.

11.2 Upon expiration or termination of this Agreement, Navarre shall have the right, for one-hundred twenty (120) days after the termination, to return to Vendor all or a portion of the Products in Navarre's inventory. Vendor agrees to repurchase any such returned Products at the prices paid for them by Navarre.

11.3 Sections 8, 9 and 10.1 shall survive the expiration or termination of this Agreement.

12.  MISCELLANEOUS

12.1 This Agreement shall be governed by the laws of the state of Minnesota. Any dispute arising our of this Agreement shall be brought and prosecuted in a court within Hennepin County Minnesota. For this purpose, Vendor appoints the Secretary of State of Minnesota as its agent for service of process.

12.2 This Agreement shall not be assignable by either party.

12.3 This Agreement supersedes all prior oral or written proposals and communications between the parties related to this Agreement, and shall not be modified, rescinded, waived or otherwise changed except with the written consent of the parties.

12.4 Each party confirms that no inducements, promises or representations, not written herein, caused it to enter into this Agreement.

12.5 The parties acknowledge that performance by Vendor is of critical importance to Navarre. Therefore, Vendor shall not sell, transfer or otherwise assign any rights, title or licenses for Products covered by this Agreement without the express written consent of Navarre.

12.6 Neither party to this Agreement is the employee, agent or legal representative of the other for any purpose whatsoever.

The parties, by the actions of their authorized representatives, have executed this Agreement, including the attached Exhibit A, as of the date first mentioned above.


SONIC FOUNDRY                                    NAVARRE CORPORATION

/S/                                            /S/
----------------------                         -------------------------
By                                             By

______________________                         VP/GGV.MGR
Title                                          -------------------------
                                               Title

______________________                         9/22/98
Date                                           -------------------------
                                               Date

                                  EXHIBIT "A"

                 to DISTRIBUTION AGREEMENT OF September 3, 1998

                 Between NAVARRE CORPORATION and SONIC FOUNDRY

                         ADDITIONAL SERVICE COMMITMENTS

Navarre will receive a five percent (5%) rebate on gross to retail accounts, for the performance of Value Added Services (VAS) for retail accounts for which Navarre provides at least two of the following services: 1) Advertising co-op assistance. Maintain and administer co-op fund accrual amounts; 2) E.D.I. Maintain active electronic data interchange functions with retailers; 3) Mix-Assistance. Manage full product mix selection and make all mix decisions for retail accounts; 4) Pre-Ticketing. Provide and affix retailers' price tags; and
5) Planogramming. Design and development of store planograms. In addition, as consideration for Vendor's participation in our VAS program Navarre will provide retail sales support, product placement support in Navarre's major retail accounts, offer weekly Navarre inventory status reports, provide monthly retail sell-in reporting on a quantity per SKU basis, offer E.D.I. functions with Vendor. Claims for this rebate will be made by monthly charge backs to the Vendor, and Vendor will issue a credit memo for these costs.

* Show volume discounts and minimum order quantities here.

                       TITLES COVERED UNDER THIS AGREEMENT

      Product Name        UPC Number      MRP Price      Navarre Price

1.    ____________        __________      $________      $____________

2.    ____________        See attach      $________      $____________
                          ----------

3.    ____________        __________      $________      $____________


Please Sign this Page

/S/                                         /S/
----------------------------                -------------------------
SONIC FOUNDRY                               NAVARRE CORPORATION


                                                    9/22/98
____________________________                -------------------------
DATE                                                  DATE

                                  EXHIBIT "B"
                   NAVARRE MARKETING AND ADVERTISING PROGRAMS


1.   Computer Retail Week (Industry Trade Publication)
     Bi-Monthly full page advertisement that features ten software titles at $2,500 per title. (Circulation approximately 40,000)

2.   USA Today
     Full page, black and white, national advertisement featuring a major retailer. The ad is featured in the Lifestyles section on the last Thursday of the month includes approximately twenty software titles at $5,000 per title.
     (Circulation approximately 6 million)

3.   Sales Training
     An opportunity to meet one-on-one with each of Navarre's account executives and formulate sales strategies. Second Tuesday of every month.
     Cost $3,000.

4.   New Release Report
     Monthly resource mailed to all retail software buyers and executives on a national basis includes AA titles and new releases by category, publisher, title and release date. $1,000 per title per 1/4 page 4-color advertisement.

5.   Spread The Bytes
     Two versions of a quarterly demo CD-ROM. One is received by over 3,000 stores nationwide and the other is customized for a major retailer and sold to consumers. $3,000 for the first title and $2,000 for each subsequent title.

6.   Interchange
     Four day annual symposium that brings together publishers and retailers from across the country to lock in holiday merchandising, marketing, and promotion plans. Cost determined annually.

7.   Other
     Navarre may add new programs from time-to-time which Vendor will have the option of participating in.
*Prices quoted are subject to change with 30 day advance notification